SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 8 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

International Coal Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45928H106
(CUSIP Number)
Paul Rivett
Vice President and Chief Legal Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- With a copy to -

Jason Lehner
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
May 2, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45928H106	Page	2	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.1%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	45928H106	Page	3	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	4	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	5	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	6	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,577,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

22,577,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,577,788

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

11.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	7	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ODYSSEY REINSURANCE COMPANY (formerly named ODYSSEY AMERICA REINSURANCE CORPORATION)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,483,840

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,483,840

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,483,840

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.1%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	8	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLEARWATER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,405,125

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,405,125

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,405,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	9	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,930,229

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,930,229

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,930,229

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.9%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	10	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WENTWORTH INSURANCE COMPANY LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BARBADOS

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,185,600

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,185,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.6%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	45928H106	Page	11	of	38 Pages

1	NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NSPIRE RE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

IRELAND

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,572,994

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,572,994

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,572,994

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.8%

14	TYPE OF REPORTING PERSON

CO

     This Amendment No. 8 amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2008 by V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation (now known as Odyssey Reinsurance Company), United States Fire Insurance Company, The North River Insurance Company and TIG Insurance Company, as amended by Amendment No. 1 thereto filed on May 29, 2008, Amendment No. 2 thereto filed on November 25, 2008, Amendment No. 3 thereto filed on December 9, 2008, Amendment No. 4 thereto filed on February 25, 2009, Amendment No. 5 thereto filed on December 22, 2009, Amendment No. 6 thereto filed on March 10, 2010 and Amendment No. 7 thereto filed on December 13, 2010.
          Amendment No. 1 to the Schedule 13D was filed to report that Fairfax Financial Holdings Limited (“Fairfax”) and International Coal Group, Inc. (“ICG”) entered into a Registration Rights Agreement, dated as of May 16, 2008, as described in Item 6 therein.
          Amendment No. 2 to the Schedule 13D was filed to report that the Reporting Persons (as defined below) had acquired an additional 4,994,400 shares of common stock of ICG.
          Amendment No. 3 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 4,090,000 shares of common stock of ICG.
          Amendment No. 4 to the Schedule 13D was filed to report that the Reporting Persons had acquired an additional 6,400,000 shares of common stock of ICG.
          Amendment No. 5 to the Schedule 13D was filed to report the exchange of $30,000,000 aggregate principal amount of 9.00% Convertible Senior Notes due 2012 (“2012 Notes”) of ICG for 8,616,188 shares of common stock of ICG.
          Amendment No. 6 to the Schedule 13D was filed to report that Fairfax and certain underwriters had entered into a lock-up agreement, dated as of March 10, 2010, with respect to the shares of common stock of ICG and debt securities of ICG beneficially owned by Fairfax.
          Amendment No. 7 to the Schedule 13D was filed to report to the sale of an aggregate of 22,577,800 shares of common stock of ICG by certain subsidiaries of Fairfax pursuant to an underwriting agreement, dated as of December 14, 2010, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, ICG and the selling stockholders listed in Schedule B thereto, in connection with the sale of such shares in a public offering pursuant to a registration statement on Form S-3 (the “Registration Statement”) filed by ICG with the Commission. This transaction closed on December 17, 2010.
          This Amendment No. 8 to the Schedule 13D relates to the entry by the Reporting Persons, Arch Coal, Inc. (“Arch”), Atlas Acquisition Corp. (“Merger Sub”) and the other parties thereto into a Tender and Voting Agreement, dated as of May 2, 2011, as described in Item 4 herein, in connection with the entry by Arch, Merger Sub, and ICG into an Agreement and Plan of Merger, dated as of May 2, 2011, as described in Item 4 herein.

          The following amendments to Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby made:

Item 2.	Identity and Background.
          Paragraphs 6 and 7 of Item 2 of the Schedule 13D are hereby amended in their entirety to read as follows:
          6. “Odyssey Reinsurance Company (“Odyssey America”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of Odyssey Re Holdings Corp. Fairfax beneficially owns all of the common stock of Odyssey Re Holdings Corp. The principal business of Odyssey America is reinsurance. The principal business and principal office address of Odyssey America is 300 First Stamford Place, Stamford, Connecticut 06902;
          7. Clearwater Insurance Company (“Clearwater”), a corporation incorporated under the laws of Delaware, is a wholly-owned subsidiary of TIG (Insurance Group, Inc.). The principal business of Clearwater is property/casualty reinsurance. The principal business and principal office address of Clearwater is 300 First Stamford Place, Stamford, Connecticut 06902;”
          Annexes A, B, C, D, E, F, G, H and I are hereby amended in their entirety to read as attached herein.

Item 4.	Purpose of Transaction.
          Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:
“On May 2, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Arch Coal, Inc., a Delaware corporation (“Arch”), and Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Arch (“Merger Sub”), pursuant to which, among other things, (a) Merger Sub will commence a tender offer to purchase all of the outstanding shares of the Issuer’s common stock (such offer as it may be amended from time to time as permitted by the Merger Agreement, the “Offer”), and (b) following the consummation of the Offer, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer being the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement.
Agreement to Tender
In connection with the Merger Agreement, Wentworth, Odyssey America, Clearwater, TIG, and nSpire (the “Company Stockholders”) entered into a Tender and Voting Agreement with Arch and Merger Sub, dated as of May 2, 2011 (the “Tender and Voting Agreement”). Pursuant to the Tender and Voting Agreement, each Company Stockholder agreed to tender into, and not withdraw from, the Offer all of their shares of common stock of ICG (the “Shares”).
Agreement to Vote; Irrevocable Proxy
In addition, each of the Company Stockholders agreed to vote all of the Shares (a) in favor of adoption of the Merger Agreement; and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Company Takeover Proposal (as defined in the Merger Agreement); (ii) any change in the present capitalization of the Issuer or any amendment of the Issuer’s certificate of incorporation or by-laws; and (iii) any other action, transaction or proposal that would result in any of the conditions relating to the Merger or the Offer not being fulfilled or satisfied. Each of the Company Stockholders also agreed to grant to specified officers of Arch (or their successors) an irrevocable proxy regarding the foregoing matters.

Restriction on Transfer; Proxies; Non-Interference
Additionally, each of the Company Stockholders agreed not to, among other things, sell, transfer, or otherwise dispose of (each, a “Transfer”), or enter into any contract, option, or other arrangement or understanding (including any profit sharing arrangement) with respect to the Transfer of, any of the Shares owned by the Company Stockholders.
No Solicitation
The Company Stockholders have agreed to comply with the non-solicitation obligations as described in the Merger Agreement pursuant to which, among other things, the Company Stockholders will not solicit, initiate or knowingly encourage, or knowingly take any other action designed to facilitate, any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal.
Termination
The Tender and Voting Agreement automatically terminates upon the earlier to occur of (i) announcement by the Issuer or Arch that it has terminated the Merger Agreement, (ii) the Company providing a Notice of Adverse Recommendation (as defined in the Merger Agreement) whether with respect to a Superior Proposal or an Intervening Event (each as defined in the Merger Agreement) and three days having lapsed after such notice is given and not withdrawn, (iii) the termination or expiration of the Offer, without the Shares being accepted for payment and (iv) the Effective Time (as defined in the Merger Agreement).
The Tender and Voting Agreement may be terminated as to a Company Stockholder by such Company Stockholder if the date on which the Merger Sub accepts payment for Shares pursuant to the Offer has not occurred on or before August 2, 2011 (the “Outside Date”), provided, however, that (i) the right to terminate the Tender and Voting Agreement is not available to any Company Stockholder whose breach principally causes the failure of the Offer to be consummated by such time and (ii) if on the Outside Date, the HSR Condition (as defined in the Merger Agreement) has not been fulfilled, then the Outside Date will be extended to November 2, 2011.
References to, and descriptions of, the Tender and Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Tender and Voting Agreement included as Exhibit 7.2 hereof, and incorporated in this Item 4 in its entirety where such references and descriptions appear.
References to, and descriptions of, the Merger Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Merger Agreement included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 3, 2011, and incorporated in this Item 4 in its entirety where such references and descriptions appear.”

Item 5.	Interest in Securities of the Issuer.
          Item 5(b) of the Schedule 13D is hereby amended in its entirety to read as follows:

“(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power (in each case, subject to the applicable voting and dispositive power restrictions pursuant to the Tender and Voting Agreement) is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information to the end thereof:
“On May 2, 2011, the Company Stockholders entered into the Tender and Voting Agreement in connection with the execution of the Merger Agreement. The terms of the Tender and Voting Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.
          Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibits to the end thereof:

“Ex. 7.1:	Joint filing agreement, dated as of May 3, 2011 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Reinsurance Company, Clearwater Insurance Company, TIG Insurance Company, Wentworth Insurance Company Ltd. and nSpire Re Limited.

Ex. 7.2:	Tender and Voting Agreement, dated as of May 2, 2011, among Arch, Merger Sub, and the other parties thereto.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	V. Prem Watsa
/s/ Prem Watsa

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	1109519 Ontario Limited
	By:	/s/ Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	The Sixty Two Investment Company Limited
	By:	/s/ Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	810679 Ontario Limited
	By:	/s/ Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	Fairfax Financial Holdings Limited
	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	Odyssey Reinsurance Company
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	Clearwater Insurance Company
	By:	/s/ Kirk M. Reische
		Name:	Kirk M. Reische
		Title:	Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	TIG Insurance Company
	By:	/s/ John J. Bator
		Name:	John J. Bator
		Title:	Chief Financial Officer and Senior Vice President

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	Wentworth Insurance Company Ltd.
	By:	/s/ Janice Burke
		Name:	Janice Burke
		Title:	Vice President and General Manager

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	nSpire Re Limited
	By:	/s/ John Casey
		Name:	John Casey
		Title:	President and Chief Operating Officer

Annex Index

Annex	Description
A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of Odyssey Reinsurance Company

F	Directors and Executive Officers of Clearwater Insurance Company

G	Directors and Executive Officers of TIG Insurance Company

H	Directors and Executive Officers of Wentworth Insurance Company Ltd.

I	Directors and Executive Officers of nSpire Re Limited

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
John Varnell (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President,Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY REINSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Odyssey Reinsurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
Brian D. Young (Chief Executive Officer and President)	President and Chief Executive Officer Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Jan Christiansen (Executive Vice President and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	Denmark

James B. Salvesen (Senior Vice President and Chief Financial Officer)	Senior Vice President and Chief Financial Officer, Odyssey Reinsurance Company	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
CLEARWATER INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of Clearwater Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
Brian D. Young (Executive Vice President)	President and Chief Executive Officer Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Jan Christiansen (President)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	Denmark

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

Robert S. Bennett (Executive Vice President and Chief Actuary)	Executive Vice President and Chief Actuary, Odyssey Reinsurance Company	United States

Peter H. Lovell (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Christopher L. Gallagher (Executive Vice President)	Senior Vice President, Odyssey Reinsurance Company	United States

Nicholas C. Bentley (Director)	Chairman, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

John J. Bator (Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC	United States

Nina L. Caroselli (Director) Richard J. Fabian (Director)	Senior Vice President Riverstone Resources LLC Senior Vice President and General Counsel, Riverstone Resources LLC	United States United States

John M. Parker (Director)	Senior Vice President, Riverstone Resources LLC	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
          The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
Nicholas C. Bentley (Chairman, Chief Executive Officer, President and Director)	Chairman, President and Chief Executive Officer, Riverstone Resources LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United Kingdom

Charles G. Ehrlich (Senior Vice President, Secretary and Director)	Senior Vice President, Riverstone Resources LLC	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC	United States

John J. Bator (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President and Chief Financial Officer, Riverstone Resources LLC	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, Riverstone Resources LLC	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship
Richard J. Fabian (Senior Vice President, General Counsel and Director)	Senior Vice President and General Counsel, Riverstone Resources LLC	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
WENTWORTH INSURANCE COMPANY LTD.
     The following table sets forth certain information with respect to the directors and executive officers of Wentworth Insurance Company Ltd.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship
Colin Denis Murray	Director and General Manager	Trinidad
(Director)	JLT Insurance Management (B’dos) Ltd.
Suite 302, Stevmar House, Rockley
Christ Church, Barbados

Alister O’Brien Campbell	Director,	Barbados
(Director)	Wentworth Insurance Company Ltd.
Building #2 — Suite 1A, Manor Lodge
Complex, Lodge Hill, St. Michael,
Barbados

Ronald Schokking	Vice President & Treasurer	Canada
(Chairman)	Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, M5J 2N7

Jean Cloutier	Vice President and Chief Actuary	Canada
(Director)	Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, M5J 2N7

William Peter Douglas	General Manager,	Barbados
(Director)	Zenta Global Ltd.
Suite C, Durants Business Centre
Durants, Christ Church, Barbados

Janice Burke	Vice President and General Manager,	United States
(Vice President and	Wentworth Insurance Company Ltd.
General Manager)	Building #2-Suite 1A, Manor Lodge
Complex, Lodge Hill, St. Michael, Barbados

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
NSPIRE RE LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of nSpire Re Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship
Ronald Schokking	Vice President & Treasurer,	Canada
(Chairman & Director)	Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario M5J 2N7

Adrian Masterson	Company Director,	Republic of Ireland
(Director)	nSpire Re Limited
First Floor, 25-28 Adelaide Road
Dublin 2, Ireland

David Caird	Company Director,	Republic of Ireland
(Director)	nSpire Re Limited
First Floor, 25-28 Adelaide Road
Dublin 2, Ireland

Jim Ruane	Company Director,	Republic of Ireland
(Director)	nSpire Re Limited
First Floor, 25-28 Adelaide Road
Dublin 2, Ireland

Nicholas C. Bentley	Manager, President and Chief	United Kingdom
(Director)	Executive Officer,
Riverstone Resources LLC
250 Commercial Street, Suite 5000
Manchester, NH 03101

John Casey	President and Chief Operating Officer,	Republic of Ireland
(President and Chief Operating Officer)	nSpire Re Limited First Floor, 25-28 Adelaide Road
Dublin 2, Ireland

Exhibit Index

Exhibit No.	Description
Ex. 7.1:	Joint filing agreement, dated as of May 3, 2011 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, Odyssey Reinsurance Company, Clearwater Insurance Company, TIG Insurance Company, Wentworth Insurance Company Ltd. and nSpire Re Limited.

Ex. 7.2:	Tender and Voting Agreement, dated as of May 2, 2011, among Arch, Merger Sub, and the other parties thereto.